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
1. Exact name of registrant.                                    Holding International Corp.


2. Name of state under the laws                                 Delaware, May 20,1997
    of which registrant was organized
    or created and the date of such
    organization or creation.

3. Form of organization of registrant                          Corporation
    (For example,corporation, partnership
    Trust, joint stock company,association,
    fund)

4. Classification of registrant                                      Management Company
     (Face-amount certification company,
     Unit investment trust, or management
     Company)

5.  If registrant is a management company:                  "Closed-End " Company
    ( a) state whether registrants a "closed-end"
    Company or an "open-end" company;

    (b) state whether registrant is register as                  "Diversified"
     a "diversified" company or a "non-diversified
     Company.


6.  Name and address of each investment                       Burnell Hoekstra
     adviser of registrant.                                                 9601 4th Street, Suite 301
                                                                                      St. Petersburg, Florida 33619


7.  If registrant is an investment company                       S.E. Drakeford
     having a board of directors, state name                     2009 N. 14th Street, Suite 612
     and address of each officer and director                    Arlington, Virginia 22201
     of registrant.


8.  If registrant is an unincorporated                              Not Applicable
     Investment company not having
     a board of directors.

     (a) state the name and address of each                     Not Applicable
     sponsor of registrant;

    (b) state the name and address of each                     Not Applicable
          officer and director of Sponsor
          of registrant.

    (c) state the name and address of each                      Not Applicable
         trustee and each custodian of
         registrant.


9. (a) state whether registrant is currently                    No
         Issuing and offering it's securities
         directly to the public.(yes or no)

    (b) If registrant is currently issuing and                    Not Applicable
         offering its securities to the public.
          (Yes or no)

    (c)  If the answer to item 9(a) is "no"                       Yes
          and the answer to item 9(b) is
          "Not Applicable", state wether
          registrant presently proposes to
          make a public offering of its
          Securities. (Yes or no)

   (d) state whether registrant has any                           No
         securities currently issued and
         Outstanding (yes or no)







  (e) If the answer to item 9 (d) is "yes"                        Not Applicable
       state as of a date not to exceed ten
       days prior to the filing, of this notification of registration the number of beneficial owners of registrant's outstanding securities(other than short-term paper
        and the name of any company owning
       10 percent or more of registrant's
       outstanding voting securities.


10. State the current vale of registrant's                      20,000.00
      total assets.


11. State whether registrant has applied                             No
      Or intends to apply for a licence
      To operate as a small business
      Investment company under the
      Small business investment act of 1958
       (Yes or no)

12. Attach as an exhibit a copy of the                                Not Applicable
      registrants last regular periodic report
      to it's security holders, if applicable.





                                                             SIGNATURES


       1. Form of signature if registrant is an investment company having a board of directors:

           Pursuant to the requirements of the investment company act of 1940 the registrant has caused this notification of registration to be duly signed on it's behalf of the city of Arlington and the state of Virginia on the 3 day of October 1997.



        (SEAL)                                    Signature Holding International, Corp.
                                                                           (Name of registrant)

                                                        BY Susan Drakeford , Director
                                                                 (Name of director,trustee or
                                                                 officer signing on behalf of
                                                                 registrant)


        Attest: _________________________
                              (Name)



        Attest:_________________________
                              (Name)
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